Exhibit 21
SUBSIDIARIES OF COHU, INC.

PLACE OF
LEGAL ENTITY NAME	INCORPORATION

Delta Design, Inc. (1)	Delaware
FRL, Incorporated.	California
Broadcast Microwave Services, Inc. (2)	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados

(1)	Delta Design, Inc. owns the following subsidiaries:

	Delta Design Singapore PTE LTD	Singapore
	Delta Design Philippines LLC	Delaware
	Cohu S.A.	Costa Rica

(2)	Broadcast Microwave Services, Inc. owns the following subsidiaries:

	Broadcast Microwave Services Europe Holding GmbH	Germany
	Broadcast Microwave Services Europe Verwaltungs GmbH	Germany
	Broadcast Microwave Services Europe GmbH & Co. KG	Germany